EXHIBIT 12.1

Wind River Systems, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars, except ratio data)

	Fiscal Year Ending
	2003		2002		2001		2000		1999		1998
Income (loss) before income taxes and minority
interest (1)	$(104,857)		$(373,823)		$(62,643)		$25,381		$51,896		$22,268

Fixed Charges:
Interest expenses, amortization of debt discount and
premium on all indebtedness	6,929		7,620		8,106		8,103		8,055		4,078
Interest portion of leases	3,566		5,350		4,212		2,514		1,723		518

Total fixed charges	$10,495		$12,970		$12,318		$10,617		$9,778		$4,596

Pre-tax income (loss) from continuing operations
before adjustment for minority interests in
consolidated subsidiaries or income or loss from
equity investees plus fixed charges, less interest
capitalized, preferred stock dividend requirements
of consolidated subsidiaries and minority interest in
pre-tax income of subsidiaries that have not incurred
fixed charges	$(94,362)		$(360,853)		$(50,325)		$35,998		$61,674		$26,864

Ratio of earnings to fixed charges (1)	—	x(2)	—	x(2)	—	x(2)	3.39	x	6.31	x	5.85	x

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from operations, fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.

(2)	Due to Wind River’s losses in the twelve months ended January 31, 2003, 2002 and 2001, the ratio coverage was less than 1:1. In order to achieve a coverage ratio of 1:1 for those periods, Wind River would have had to generate additional earnings of $104.9 million, $373.8 million and $62.6 million in those periods, respectively.